SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Orders 20 More Boeing 737-800 NGs; Increases Fleet Plan

São Paulo, October 30, 2006 – GOL Linhas Aéreas Inteligentes (NYSE: GOL; Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, announced today that it has increased the number of firm orders from 67 to 87 aircraft, as part of the Company’s ongoing expansion and cost reduction plans. The contract is the largest signed between Boeing and a Latin American company. GOL also increased the number of options by 20 aircraft, bringing the total order size to 121 Next Generation 737-800 aircraft.

The first aircraft under the order was added to GOL’s fleet on July 30, 2006. Per GOL’s request, Boeing developed the 737-800 with short runway take-off and landing capabilities. GOL’s new 737-800s are equipped with winglets, which reduce fuel consumption by approximately three percent. In addition to lowering operating costs, winglets provide better flight performance, the ability to operate longer non-stop flights, and reduced noise during take-off. The 737-800 is also larger than the 737-700 and can carry up to 30 percent more passengers.

The Company also announced that it has increased its fleet plan between 2006 and 2012 to meet increasing demand for passenger air travel in Brazil and South America. Boeing estimates traffic growth in South America at 7.4 percent annually over the next five years, the second highest passenger growth in any region in the world after China. The Boeing 737-800 NG, with its low operating costs, is a key part of GOL’s strategy of popularizing air travel in South America.

GOL currently operates 56 Boeing 737 aircraft. The Company increased its fleet plan by one 737-800 NG and two 737-300s in 2006, and three 737-800s and two 737-300s in 2007 and 2008. The increase in firm orders of 737-800 NGs will add four new aircraft to the fleet in 2009, eight in 2010, five in 2011 and three in 2012. GOL’s revised fleet plan is presented in the table below:

GOL’s Fleet Plan	2006	2007	2008	2009	2010	2011	2012
141-seat B 300s	14	14	12	7	-	-	-
144-seat B 700 NGs	30	30	28	21	20	10	10
187-seat B 800 NGs (1)	21	36	46	60	72	84	91

Total	65	80	86	88	92	94	101
(1) Including sale-leasebacks.

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About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay and Uruguay through its more than 530 daily flights to 55 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing 737s, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class of service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brasil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
www.voegol.com.br/ir
Media – U.S. & Europe
Media – Brazil & Latin America	Edelman; G. Juncadella and M. Smith
MVL Comunicação; Camila Silva	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0343 / 3049-0341	E-mail: gabriela.juncadella@edelman.com
e-mail: Camila@mvl.com.br	meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.